Form 12b-25 - NOTIFICATION OF LATE FILING

                           FORM 12b-25


                                            SEC FILE NUMBER: 0-12422

                                            CUSIP NUMBER:  455149

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

(Check One):  _X Form 10-K  __Form 20-F  __Form 11-K  __Form 10-Q  __Form N-SAR

For Period Ended:  December 31, 1997
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:  __________________

 Read Instruction (on back page) Before Preparing Form.  Please
                         Print or Type.

    Nothing in this form shall be construed to imply that the
                         Commissions has
           verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Indiana United Bancorp
(Full Name of Registrant)

N/A
(Former Name if Applicable)

201 N. Broadway
(Address of Principal Executive Office (Street and Number))

Greensburg, IN  47240
(City, State and Zip Code)

PART II-Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_X_]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_X_]  (b)  The subject annual report, semi-annual report,
            transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

     The Registrant recently filed a registration statement on Form S-4 with the Commission relating to its proposed merger transaction with PTC Bancorp.
     Prior to the effectiveness of this registration statement on March 19, 1998, the Staff of the Commission conducted a full review of this filing and of Registrant's Form 10-K for the 1996 fiscal year.
     The review process included comments from the Staff of the Commission that Registrant was requested to address in future filings of Form 10-Ks. With the requested extension, Registrant will be able to address the comments of the Staff in its Form 10-K for the 1997 fiscal year.

     Additionally, efforts to cause the above registration statement to be filed and declared effective resulted in financial information for the 1997 fiscal year, as well as information on branch acquisitions, market risk data, Guide 3 data and required disclosures, being available to Registrant later than the time in which it typically has been available in prior years.

     The Registrant currently does not intend to utilize the full 15 day extension period.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to the notification

   Jay B. Fager, Chief Financial Officer      (812)         663-0144

             (Name)                        (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
  _X_ Yes   ____ No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the
  subject report or portion thereof?  _X_ Yes   ____No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant's 1997 Form 10-K will contain results of operations that are significantly above 1996. These results of operations include previously reported earnings per share of $3.02 in 1997 versus $2.11 in 1996.

                     Indiana United Bancorp

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 1998

By:     Jay B. Fager
        /s/ Jay B. Fager
        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).